SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

INTERNET GOLD-GOLDEN LINES LTD.

On June 2, 2017, we announced on Form 6-K that we were examining the possibility of a new issuance of unsecured Series E Debentures to Israeli “classified”/“institutional” investors. If issued, the Series E Debentures will be listed on the TACT-Institutional System maintained by the Tel Aviv Stock Exchange Ltd. (“TASE”), subject to approval by the TASE.

Today, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a company under control of our subsidiary, announced that searches are being conducted at Bezeq’s offices in Israel as part of an investigation by the Israeli Securities Authority (the “ISA”"). The ISA has informed Bezeq that this investigation deals with suspicions of possible violations of the Israeli securities laws related to transactions by the controlling shareholder.

While we have no further information regarding the nature and circumstances of the ISA investigation, we decided to immediately suspend any plans to issue the Series E Debentures at this point of time.

Forward-Looking Statements

This 6-K may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold's primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (BEZQ.TA). Internet Gold's shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
http://ir.bezeq.co.il
www.eurocom.co.il

For further information, please contact:
Idit Cohen - IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contact:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Gold-Golden Lines Ltd.
(Registrant)

By /s/Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: June 20, 2017